Supernova Media Technologies, Inc. (the "Company") a Delaware Corporation
Financial Statements
For the fiscal year ended December 31, 2023 and 2024

Table of Contents

Supernova Media Technologies, Inc.
Statement of Income and Expense
January 1, 2023 Through December 31, 2024

		2024		2023
Revenue				
Revenue	$	26,973.50	$	1,700.17
Interest Income	$	702.18	$	-
Total Revenue		27,675.68		1,700.17
Cost of Goods Sold				
Cost of Goods Sold	$	-	$	-
Total Cost of Goods Sold	$	-	$	-
Gross Profit	$	27,675.68	$	1,700.17
Expenses				
Bank Service Charges	$	710.00	$	114.28
Conference	$	395.00	$	-
Consulting	$	147,963.50	$	190,172.72
Dues & Subscriptions	$	320.00	$	120.00
Employee Benefits	$	38,603.01	$	11,229.36
Expensed Equipment	$	189.98	$	829.89
Hosting	$	4,927.92	$	1,617.34
Insurance	$	-	$	(5.00)
Legal Expenses	$	22,200.30	$	1,973.25
Marketing	$	-	$	236.73
Office Expenses	$	4,162.16	$	1,141.08
Payroll and Admin processing	$	3,770.40	$	8,517.65
Payroll Tax Expense	$	(1,358.27)	$	16,067.60
Postage & Delivery	$	182.45	$	206.46
Printing & Stationery	$	322.79	$	711.75
Recruiting	$	643.00	$	560.00
Software	$	23,511.25	$	28,581.61
Tax - State	$	2,097.00	$	625.00
Telephone & Internet	$	1,268.82	$	519.95
Travel	$	1,179.55	$	270.30
Travel - Auto	$	558.27	$	-
Travel - Meals	$	653.79	$	340.33
Wages and Salaries	$	56,250.00	$	334,404.85
Total Expenses	$	308,550.92	$	598,235.15
Net Ordinary Income	$	(280,875.24)	$	(596,534.98)
Other Income and Expenses	$	-	$	-
Other Expenses	$	-	$	-
Net Income	$	(280,875.24)	$	(596,534.98)

Supernova Media Technologies, Inc.
Consolidated Balance Sheet
As of December 31, 2023 and 2024

Assets		2024		2023
Current Assets				
Brex Credit Card	$	-	$	1,300.73
Platinum Business Checking	$	81,343.88	$	143,953.57
Spark Cash	$	195.25	$	586.67
Supernova Media Technologies 710	$	-	$	-
Accounts Receivable	$	-	$	-
Prepayments	$	-	$	-
Total Current Assets	$	**81,539.13**	$	**145,840.97**
Long Term Assets				
Total Long Term Assets	$	**-**	$	**-**
Total Assets	$	**81,539.13**	$	**145,840.97**

Liabilities				
Current Liabilities				
Accounts Payable	$	10,610.00	$	2,930.00
Brex Credit Card	$	-	$	-
Spark Cash	$	-	$	-
Total Current Liabilities	$	**-**	$	**2,930.00**
Long Term Liabilities				
Long Term Liabilities	$	3,602.80		
Total Long Term Liabilities	$	**3,602.80**		
Total Liabilities	$	**3,602.80**	$	**2,930.00**

Equity				
Common Stock	$	17,616.09	$	17,606.49
Current Year Earnings	$	(280,875.24)	$	(596,534.98)
Retained Earnings	$	(2,350,443.27)	$	(1,753,908.29)
SAFEs	$	2,683,281.00	$	2,478,000.00
SAFEs- Legal Costs	$	(2,252.25)	$	(2,252.25)
Total Equity	$	**67,326.33**	$	**142,910.97**
Total Liabilities & Equity	$	**81,539.13**	$	**145,840.97**

Supernova Media Technologies, Inc.
Statement of Cash Flows
January 1, 2023 Through December 31, 2024

Cashflow from Operations	2024		2023	
Changes in Working Capital	$	-	$	-
Depreciation	$	-	$	-
Net Income	$	(280,875.24)	$	(596,534.98)
Total Cashflows from Operations	$	(280,875.24)	$	(596,534.98)

Cashflow from Investing				
Brex Credit Card	$	-	$	(1,194.09)
Prepayments	$	-	$	9,000.00
Accounts payable	$	-	$	(23,016.75)
Spark Cash	$	-	$	(1,022.40)
Total Cashflows from Investing	$	-	$	(16,233.24)

Cashflow from Financing				
Common Stock	$	-	$	1,965.28
SAFEs	$	211,480.00	$	-
SAFEs - Legal Costs			$	-
Total Cashflows from Financing	$	211,480.00	$	1,965.28

Beginning Cash Balance		756,643.91		143,953.57
Change in Cashflows		(612,690.34)		(62,609.69)
Year Cashflows				
Cashflow as of Report Date	$	143,953.57	$	81,343.88

Supernova Media Technologies, Inc.
Changes in Equity
January 1, 2023 Through December 31, 2024

	Changes to Equity USD		Total equity USD
Balance at 1 January 2023	737,480.67		
Changes in accounting policy	$ -	$	-
Restated balance	$ 737,480.67	$	737,480.67
Changes in equity for 2023			
Change in Retained Earnings	$ (1,265,441.29)	$	(1,265,441.29)
Issue of Share Capital	$ 1,965.28	$	1,965.28
Issue of Common Stock	$ -	$	-
Issue of Preferred Stock	$ -	$	-
Dividends	$ -	$	-
Change in Income	$ 668,906.31	$	668,906.31
Revaluation gain	$ -	$	-
Balance at 31 December 2023	$ 142,910.97	$	142,910.97
Balance at 1 January 2024	$ 142,910.97		
Changes in equity for 2024			
Change in Retained Earnings	$ 142,910.97	$	142,910.97
Issue of Share Capital	$ 9.60	$	9.60
Issue of Common Stock	$ -	$	-
Issue of Preferred Stock	$ -	$	-
SAFEs Raised	$ 205,281.00	$	205,281.00
Change in Income	$ (280,875.00)	$	(280,875.00)
Prior Period Adjustments	$ -	$	-
Balance at 31 December 2024	$ 67,326.97	$	67,326.97

Supernova Media Technologies, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the period January 1, 2023, through December 31, 2024

NOTE 1 – ORGANIZATION

Supernova Media Technologies, Inc. (the "Company") is a growing entertainment technology company providing B2B software as a service. We leverage our deep industry expertise, product knowledge, and entertainment relationships to build software for major Hollywood studio productions, as well as independent filmmakers and students. Our software enables these users to efficiently collaborate on, manage, and create production schedules for film, television, commercial, or music video productions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For the purpose of reporting cash flows, the Company defines cash as cash held in checking and savings accounts.

Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

	Estimated Useful Life in Years
Computers and Equipment	5
Furniture and Fixtures	7
Vehicles	5

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2024.

Leases – The Company did not have any equipment lease agreements as of December 31, 2024.

Revenue and Cost Recognition - The Company sells individual subscriptions to filmmakers and team subscriptions to production companies. Revenues are recognized when revenue recognition principles are met for a subscription business. Costs are recognized as they are incurred.

Deferred Revenue – The Company does not have any deferred revenues

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

NOTE 3 - PREPAID EXPENSES

As of December 31, 2024, the prepaid balance on our Statement of Financial Condition are as follows

Prepaid Expenses	$0.00
Total prepaids	$0.00

NOTE 4 - LINE OF CREDIT AND LONG-TERM DEBT

The outstanding balance as of December 31, 2024, for debts due within one year was represented on the balance sheet as the total amount of account payable balance as of the stated date. These debts have various interest rates.

NOTE 5 – LONG TERM DEBT

Long-term debts are also represented on the balance sheet and are represented on the balance sheet as a note payable. As of December 31, 2024, the company had one long term debt in the amount of $3,602.80.

NOTE 6 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As of December 31, 2024, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10, and the Company had no tax positions that would not be held up under examination

NOTE 7 - PROPERTY, EQUIPMENT AND DEPRECIATION
The Company did not have any to report.

NOTE 8 - INTANGIBLE ASSETS AND AMORTIZATION
The Company did not have any to report.

NOTE 9 - ACCRUED EXPENSES

As of December 31, 2024, the Company had $10,610.00 in accrued expenses.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company did not have any known commitments or contingencies.

NOTE 11 - RECEIVABLES AGING

As of December 31, 2024, the Company had $0.00 receivable.

NOTE 12 - EQUITY

The company reported a simple agreement for future equity, or SAFE on its balance sheet in the amount of $2,565,500.00 for year ending 2023 and 2024.

Convertible ID	Stakeholder	Grant Date	Principal Issued	Principal Oustanding	Interest Rate
SAFE-1	Proxima Centauri LLC	2021-12-25	$ 5,000.00	$ 5,000.00	0.00%
SAFE-2	David Dohan	2021-12-24	$ 15,000.00	$ 15,000.00	0.00%
SAFE-3	Fast LLC, A California Registered LLC	2021-12-23	$ 25,000.00	$ 25,000.00	0.00%
SAFE-4	Dennis Li	2021-12-23	$ 7,500.00	$ 7,500.00	0.00%
SAFE-5	Gaingels Spark II LLC	2021-12-28	$ 50,000.00	$ 50,000.00	0.00%
SAFE-6	Roffe LLC	2021-12-23	$ 50,000.00	$ 50,000.00	0.00%
SAFE-7	JMS Loring Trust	2021-12-28	$ 20,000.00	$ 20,000.00	0.00%
SAFE-8	Sanford R. Climan Living Trust	2022-01-11	$ 5,000.00	$ 5,000.00	0.00%
SAFE-9	Gavin Leeper	2021-12-24	$ 10,000.00	$ 10,000.00	0.00%
SAFE-10	Saurya Simha Velagapudi	2021-11-19	$ 70,000.00	$ 70,000.00	0.00%
SAFE-11	Robert Sami	2021-12-27	$ 60,000.00	$ 60,000.00	0.00%
SAFE-12	The Lynn Quach 2017 Trust	2021-12-23	$ 100,000.00	$ 100,000.00	0.00%
SAFE-14	William Kirby	2022-01-11	$ 10,000.00	$ 10,000.00	0.00%
SAFE-15	The TRAN-JMT Family Trust dtd 10/30/07	2021-12-23	$ 200,000.00	$ 200,000.00	0.00%
SAFE-16	Saurya Simha Velagapudi	2021-12-20	$ 30,000.00	$ 30,000.00	0.00%
SAFE-17	Jiten Dajee	2021-12-25	$ 25,000.00	$ -	0.00%
SAFE-18	Kay Kufera	2021-06-01	$ 210,000.00	$ 210,000.00	0.00%
SAFE-19	Kevin Clay	2021-12-23	$ 20,000.00	$ 20,000.00	0.00%
SAFE-20	Y Combinator ES20, LLC	2022-03-09	$ 125,000.00	$ 125,000.00	0.00%
SAFE-21	Y Combinator ES20, LLC	2022-03-15	$ 375,000.00	$ 375,000.00	0.00%
SAFE-22	Neil Patrick Harris	2022-03-24	$ 25,000.00	$ 25,000.00	0.00%
SAFE-23	Kelly Byrne	2022-03-27	$ 25,000.00	$ 25,000.00	0.00%
SAFE-24	Sally Brunski	2022-03-27	$ 10,000.00	$ 10,000.00	0.00%
SAFE-25	William Kirby	2022-03-28	$ 15,000.00	$ 15,000.00	0.00%
SAFE-26	David Dohan	2022-03-28	$ 10,000.00	$ 10,000.00	0.00%
SAFE-27	Y Seed Holdings LLC, Series 28	2022-03-28	$ 25,000.00	$ 25,000.00	0.00%
SAFE-28	Zillionize Pty Ltd.	2022-03-30	$ 100,000.00	$ 100,000.00	0.00%
SAFE-29	Varun Shoor	2022-03-30	$ 10,000.00	$ 10,000.00	0.00%
SAFE-30	Twenty Two Ventures Fund IV LP	2022-03-30	$ 150,000.00	$ 150,000.00	0.00%
SAFE-31	Tian Li	2022-03-31	$ 10,000.00	$ 10,000.00	0.00%
SAFE-33	McMichael Enterprises, Inc.	2022-03-29	$ 25,000.00	$ 25,000.00	0.00%
SAFE-35	George Lambeth	2022-03-30	$ 50,000.00	$ 50,000.00	0.00%
SAFE-36	Unpopular Ventures Preferred, LP-B2	2022-03-31	$ 50,000.00	$ 50,000.00	0.00%
SAFE-37	Paul Tucker	2022-04-05	$ 15,000.00	$ 15,000.00	0.00%
SAFE-38	Jonathan Tucker	2022-04-05	$ 15,000.00	$ 15,000.00	0.00%
SAFE-39	Phoenix Investment Club I LLC	2022-04-05	$ 5,000.00	$ 5,000.00	0.00%
SAFE-40	Kahlil Lalji	2022-03-30	$ 5,000.00	$ 5,000.00	0.00%

SAFE-41	Hal Olofsson	2022-04-13	$	25,000.00	$ 25,000.00	0.00%
SAFE-42	CI1 Fund I, a series of Unpopular VC, LP	2022-04-13	$	63,500.00	$ 63,500.00	0.00%
SAFE-43	RECRUITINGDIVA REVOCABLE FAMILY TRUST U/Dec DTD	2022-04-18	$	10,000.00	$ 10,000.00	0.00%
SAFE-44	Gaingels Cinapse LLC	2022-04-21	$	142,000.00	$ 142,000.00	0.00%
SAFE-45	Dana Glauberman	2022-05-20	$	25,000.00	$ 25,000.00	0.00%
SAFE-46	Jesse Dondero	2022-07-14	$	5,000.00	$ 5,000.00	0.00%
SAFE-47	AL Fund I, a series of Rendered VC, LP	2022-07-25	$	250,000.00	$ 250,000.00	0.00%
SAFE-48	AL Fund I, a series of Rendered VC, LP	2022-07-28	$	25,000.00	$ 25,000.00	0.00%
SAFE-49	Herman Phillips	2024-10-30	$	7,500.00	$ 7,500.00	0.00%
SAFE-50	The TRAN-JMT Family Trust dtd 10/30/07	2024-12-19	$	80,000.00	$ 80,000.00	0.00%

The company also has class A and class B common stock, authorized as of December 31, 2024, in the below amounts.

	Authorized	Issued and Outstanding	Capital Contribution
Common Stock classes			
Class A Common	748,373,101	722,292,245	$ 33,829.65
Class B Common	82,000,000	0	$ 10,550.00

NOTE 13 - GOING CONCERN AND MANAGEMENT PLANS

To support its strategic growth objectives, Management plans to further evaluate debt and/or equity financing opportunities.

NOTE 14 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through September 10, 2024, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure.